As filed with the Securities and Exchange Commission on December 12, 2002
Registration No. 333-100639

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MASCO CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	3430	38-1794485
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

21001 Van Born Road
Taylor, Michigan 48180
(313) 274-7400
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John R. Leekley, Senior Vice President and General Counsel
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180
(313) 274-7400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:
Bruce K. Dallas
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025
(650) 752-2000

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 of the General Rules and Regulations under the Securities Act of 1933, the Prospectus included as part of this Registration Statement will be used in connection with the offer and sale of 4,469,461 shares of common stock remaining under the Registrant’s Registration Statement on Form S-4 bearing Registration No. 333-58036.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion. Dated December 12, 2002

PROSPECTUS

50,000,000 Shares
MASCO CORPORATION
Common Stock

          We may offer and issue, from time to time, up to 50,000,000 shares of our common stock, par value $1.00 per share, in connection with acquisitions of other businesses or assets. The consideration for these acquisitions may consist of shares of common stock, cash, assumption of liabilities, or a combination of these and other forms of consideration.

          This prospectus may also be used by persons who receive shares of common stock in connection with acquisitions and who wish to resell the shares. We have not authorized any person to use this prospectus in connection with resales of shares without our prior written consent.

          Our common stock is listed on the New York Stock Exchange under the symbol "MAS." On December 10, 2002, the closing price of our common stock was $19.77 per share.

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December __, 2002

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, referred to as the SEC in this prospectus, utilizing a shelf registration process. Under this shelf process, we may issue, from time to time, up to 50,000,000 shares of our common stock in connection with acquisitions of other businesses or assets. Each time we issue common stock under the registration statement we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In this prospectus and in the documents we incorporate by reference, we state our views about our future performance. These views, which constitute “forward-looking statements” under the Private Securities Litigation Reform Act of 1995, involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in such forward- looking statements. The Company has no obligation to update any forward-looking statements as a result of new information, future events or otherwise.

        Factors that affect our results of operations include the levels of home improvement and residential construction activity principally in North America and Europe (including repair and remodeling and new construction), our ability to effectively manage our overall cost structure, fluctuations in European currencies (primarily the euro and British pound), the importance of and our relationships with home centers (including The Home Depot, which represented approximately 25 percent of our sales in 2001) as distributors of home improvement and building products, and our ability to maintain our leadership positions in our markets in the face of increasing global competition. Historically, we have been able to largely offset cyclical declines in housing markets through new product introductions and acquisitions as well as market share gains. Additional factors that may significantly affect our performance are discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q that are on file with the SEC as well as under the heading “Risk Factors” in this prospectus.

        You should rely only on the information contained in this prospectus, in the accompanying prospectus supplement and in material we file with the SEC. We have not authorized anyone to provide you with information that is different.

        We are offering to sell, and seeking offers to buy, the securities described in this prospectus only where offers and sales are permitted. Since information that we file with the SEC in the future will automatically update and supersede information contained in this prospectus or any accompanying prospectus supplement, you should not assume that the information contained in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of the document.

MASCO CORPORATION

        Masco Corporation manufactures, sells and installs home improvement and building products, with emphasis on brand name products and services holding leadership positions in their markets. Masco is among the largest manufacturers in North America of brand name consumer products designed for the home improvement and home construction markets. Our business segments are: cabinets and related products; plumbing products; installation and other services; decorative architectural products and other specialty products.

        Our executive offices are located at 21001 Van Born Road, Taylor, Michigan 48180. Our telephone number is (313) 274-7400 and our website address is http://www.masco.com. The information on our website is not part of this prospectus. Except as the context otherwise indicates, the terms “Masco,” “we,” “us,” and “our” refer to Masco Corporation.

RISK FACTORS

        Before purchasing these securities, you should consider all of the information set forth in this prospectus, in any accompanying prospectus supplement and the information incorporated by reference in this prospectus and, in particular, you should take into account the risk factors set forth below.

We cannot assure you that our growth strategies will be successful

        Mergers and acquisitions have historically contributed significantly to our long-term growth, after the initial impact on earnings of transaction-related costs and expenses such as interest and added depreciation and amortization. Successful strategic acquisitions require the integration of operations and management and other efforts to realize the benefits that may be available to us following the acquisition. Although we believe that we have been successful in doing so in the past, we can give no assurance that we will continue to be able to identify, acquire and integrate successful strategic acquisitions in the future or be able to implement successfully our operating and growth strategies within our existing markets or with respect to any future product or geographic diversification efforts.

Our business has been effected by economic weakness and business conditions

        Factors that affect our results of operations include the levels of home improvement and residential construction activity, principally in North America and Europe (including repair and remodeling and new construction), our ability to effectively manage our overall cost structure, fluctuations in European currencies (primarily the euro and British pound), and our ability to maintain our leadership positions in our markets in the face of increasing global competition. Historically, we have been able largely to offset cyclical declines in housing markets through new product introductions and acquisitions as well as market share gains. We can give no assurance that we will be able to offset these cyclical declines in the future.

We rely on our key customers

        Our relationships with home centers are important to us. Direct sales of our product lines to home center retailers have increased substantially in recent years and, in 2001, sales to our largest customer, The Home Depot, were $2.1 billion (approximately 25 percent of total sales). Although builders, dealers and other retailers represent other channels of distribution for our products, we believe that the loss of a substantial portion of our sales to The Home Depot would have a material adverse impact on our company.

We are defendants in litigation involving products of our Behr Process Corporation subsidiary

       We and our Behr Process Corporation subsidiary are defendants in several class action lawsuits, including a class action lawsuit in the State of Washington against Behr. These lawsuits related to certain of Behr’s previously manufactured exterior wood coating products. None of the complaints set forth any specific amount of damages.

       On October 29, 2002, we announced preliminary settlements to resolve all of these class actions pending in the United States under which all claims relating to the products would be dismissed without any admission of liability or wrongdoing following final court approval of the settlements. Preliminary settlement agreements have been reached; the aggregate cost of which we estimate will be in a range of $166 million to $206 million. The Company has concluded that no amount within that range is more likely than any other, and therefore has recorded $166 million as a liability in the third quarter 2002 consolidated financial statements related to these settlements. The Company is currently negotiating its liability insurers’ contribution to the cost of the settlements. However, no insurance amounts have been recorded as of November 30, 2002. Recoveries from liability insurers or other third parties will be recorded at such time as they are agreed to, or otherwise received. Management believes that the settlements described above will receive final approval without substantial changes, although there can be no assurance in that regard. Management believes that the Company will not incur additional material losses with regard to this matter.

       These proceedings and any recent developments concerning this litigation are more fully described in our periodic and other reports filed with the SEC and incorporated by reference into the registration statement of which this prospectus forms a part.

Our international business has special risks

        Our international operations outside of North America, principally in Europe, are subject to political, monetary, economic and other risks attendant generally to international businesses. These risks generally vary from country to country. Results of existing European operations have been adversely influenced in recent years, in part due to softness in our European markets, competitive pricing pressures on certain products, the effect of a higher percentage of lower margin sales to total European sales and a stronger U.S. dollar.

Our markets are highly competitive

        The major markets for our products are highly competitive. Competition in all of our product lines is based primarily on performance, quality, style, delivery, customer service and price, with the relative importance of such factors varying among product categories.

We have financial commitments and investments in financial assets

        As part of our acquisition strategy we often structure acquisition and other transactions to provide, in addition to the consideration paid at closing, contingent consideration to be paid in cash or stock if specified conditions are met. These conditions may include the operating performance of the acquired business in the case of an acquisition, the price of our common stock, or both. In addition to possibly increasing the consideration we ultimately pay for an acquisition, these conditions may also affect the number of contingently issuable shares that are included in our periodic computation of diluted earnings per common share, the amount of our accrued liabilities and our results of operations.

        We also maintain investments in a number of private equity funds and in marketable securities. These investments are generally carried as long-term assets on our balance sheet. We record investments in marketable securities at fair value, which is subject to adjustment based on market fluctuations. Unrealized losses that are temporary impairments and unrealized gains are recognized, net of taxes, through shareholders’ equity as a component of other comprehensive income. Realized gains and losses and charges for other-than-temporary impairments are included in other income.

        Our investments in private equity funds have no readily ascertainable market value. These equity funds may invest in transactions that have an above average degree of financial leverage or business risk. Our investments in these funds are carried at cost and are periodically evaluated for impairment or when circumstances indicate an impairment may exist. Income and gains, net realized from these investments are included in other income when distributed or received. In addition, we have commitments that may require us to contribute additional capital to these private equity funds.

USE OF PROCEEDS

        This prospectus relates to shares of common stock that may be offered and issued by us from time to time in connection with acquisitions of other businesses or assets. Other than the businesses or assets acquired, there will be no proceeds to us from these offerings.

SELECTED FINANCIAL DATA

        The following table sets forth summary consolidated financial information for Masco’s continuing operations for the periods and dates indicated. Information for 1998 and 1997 has been restated for 1999 poolings of interests, except for dividends. The information as it relates to the years ended 2001-1997 is derived from our audited consolidated financial statements. The interim unaudited data for the nine-month periods ended September 30, 2002 and 2001 have been derived from the Company’s quarterly reports on Form 10-Q and reflect, in the opinion of management, all adjustments, which are normal and recurring in nature, necessary for a fair presentation of such data. You should read the financial information presented below in conjunction with the consolidated financial statements, accompanying notes and management’s discussion and analysis of financial condition and results of operations of Masco, which are incorporated by reference into this prospectus.

	Nine Months Ended September 30			Fiscal Year Ended December 31
	2002		2001	2001		2000	1999	1998		1997
	(In Thousands except Per Share Amounts)

Statement of Income Data:
Net sales	$ 6,932,000		$6,187,000	$8,358,000		$7,243,000	$6,307,000	$5,280,000		$4,508,000
Income from continuing operations before accounting change(1)(2)(3)	$ 487,300		$ 71,000	$ 198,500		$ 591,700	$ 569,600	$ 565,100		$ 444,100
Per share of common stock:(3)
Income from continuing operations before accounting change(1)(2)

Basic	$1.01		$ .16	$ .43		$1.34	$ 1.31	$ 1.30		$ 1.05
Diluted	$ .96		$ .15	$ .42		$1.31	$ 1.28	$ 1.26		$ 1.02
Dividends declared	$ .41		$ .26	$ .53		$ .50	$ .46	$ .43	½	$ .41
Dividends paid	$ .40	½	$ .39	$ .52	½	$ .49	$ .45	$ .43		$ .40	½
Balance Sheet Data:
Total assets	$ 11,433,990		$ 9,213,230	$ 9,183,330		$ 7,744,000	$ 6,634,920	$ 5,618,850		$ 4,696,600
Long-term debt	$ 3,964,340		$ 3,823,050	$ 3,627,630		$ 3,018,240	$ 2,431,270	$ 1,638,290		$ 1,553,950
Shareholders’ equity	$ 5,335,630		$ 4,106,700	$ 4,119,830		$ 3,426,060	$ 3,136,500	$ 2,774,040		$ 2,224,820

(1)	The nine months ended September 30, 2002 includes a $104 million after tax ($166 million pre-tax), charge for the Behr litigation settlement.
(2)	The nine months ended September 30, 2001 and the year 2001 include a $344 million after tax ($530 million pre-tax), non-cash charge for the write-down of certain investments, principally securities of Furnishings International Inc.
(3)	The year 2000 includes a $94 million after tax ($145 million pre-tax), non-cash charge for the planned disposition of businesses and the write-down of certain investments.
(4)	After giving effect to a 100 percent stock distribution in July 1998.

DESCRIPTION OF CAPITAL STOCK

        The following description of the material terms of our capital stock is based on the provisions of our amended and restated certificate of incorporation. For more information as to how you can obtain a current copy of our amended and restated certificate of incorporation, see “Where You Can Find More Information.”

        Our amended and restated certificate of incorporation authorizes the issuance of one million shares of preferred stock, par value $1.00 per share and 1.4 billion shares of common stock, par value

$1.00 per share.

Preferred Stock

        We may issue preferred stock from time to time in one or more series, without stockholder approval. Subject to limitations prescribed by law, our board of directors is authorized to determine the voting powers, if any, designations and powers, preferences and rights, and the qualifications, limitations or restrictions thereof, for each series of preferred stock that may be issued and to fix the number of shares of each series of preferred stock.

        As of September 30, 2002, there were approximately 16,700 shares of series B convertible preferred stock outstanding. These preferred shares are convertible into approximately 16,700,000 shares of common stock, subject to adjustment. Each share of series B preferred stock is entitled to receive the same dividends as, and in general has voting rights equivalent to those of, the shares of common stock into which such preferred stock is convertible. Shares of series B preferred stock vote as a class as required by Delaware law and are subject to certain restrictions on transfer.

Common Stock

        Holders of common stock are entitled to one vote per share on matters to be voted on by our stockholders and, subject to the rights of the holders of any preferred stock of Masco then outstanding, to receive dividends, if any, when declared by our board of directors in its discretion out of legally available funds. Upon any liquidation or dissolution of Masco, holders of common stock are entitled to receive pro rata all assets remaining after payment of all liabilities and liquidation of any shares of any preferred stock at the time outstanding. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to common stock. As of September 30, 2002, there were approximately 493,240,000 shares of our common stock outstanding and approximately 20,601,000 shares reserved for issuance upon exercise of outstanding stock options. All of our outstanding common stock is fully paid and non-assessable and all of the shares of common stock that may be offered with this prospectus will be fully paid and non-assessable.

        The transfer agent and registrar for our common stock is The Bank of New York, New York, New York.

Stockholder Rights Agreement

        We have a stockholder rights agreement which provides that each share of our outstanding common stock has one-half of one right to purchase one one-thousandth of a share of preferred stock. The purchase price per one one-thousandth of a preferred share under the stockholder rights agreement is $100. Our board of directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.01 per right, subject to adjustment, prior to the time that an acquiring person obtains 15% or more of our outstanding common stock. The rights will expire on December 6, 2005 unless earlier redeemed or exchanged by us.

        The rights under our stockholder rights agreement are evidenced by the outstanding certificates representing our common stock but will be represented by separate certificates approximately 10 days after someone, other than we or any of our subsidiaries or employee benefit plans, acquires at least 15% of our outstanding common stock, or approximately 10 days after someone commences a tender offer that would result in that person owning at least 15% of our outstanding common stock.

        If an acquiring person obtains or has the right to obtain at least 15% of our outstanding common stock, then each right will entitle the holder to purchase for $100 either a number of shares of our common stock having a then current market value of $200 or a number of shares of common stock of the acquiring person having a then current market value of $200. After an acquiring person obtains 15% or more, but less than 50%, of our outstanding common stock, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of our common stock, at an exchange ratio of two shares of common stock per right. Any rights obtained by a person acquiring at least 15% of our outstanding common stock will be null and void.

        Our stockholder rights agreement has anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired, redeemed or declared invalid. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board of directors to negotiate with an acquiror on behalf of all of the stockholders. In addition, the rights should not interfere with a proxy contest.

OFFERED SECURITIES

        We propose to issue and sell the shares of common stock offered by this prospectus in connection with acquisitions of other businesses or assets. The shares of common stock will be offered on terms to be determined at the time of sale. Shares of common stock may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other entities, in exchange for assets used in or related to the business of these entities or otherwise pursuant to acquisition agreements. The consideration for these acquisitions may consist of common stock, cash, assumption of liabilities, or a combination of these and other forms of consideration. The terms of any acquisition and of the issuance of any shares of common stock in connection with an acquisition will generally be determined by direct negotiations with the owners of the business or assets to be acquired or, in the case of entities which are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by us. However, in some situations, we may issue shares of common stock covered by this prospectus to pay brokers’ commissions incurred in connection with acquisitions. For a description of our common stock, see “Description of Capital Stock.”

        This prospectus, as amended or supplemented if appropriate, has also been prepared for use by prospective selling stockholders who receive shares of common stock in acquisitions, including shares received under this prospectus; provided, however, that no selling stockholder is authorized to use this prospectus to reoffer any shares of common stock without first obtaining our prior written consent. Resales may be made in the manner described in this prospectus, as amended or supplemented, in the manner permitted by Rule 145(d) under the Securities Act or under an exemption from the Securities Act. Profits realized on resales by selling stockholders may be regarded as underwriting compensation under the Securities Act.

        Resales by selling stockholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, that securities firm may be engaged to act as the selling stockholder’s agent in the sale of the shares by the selling stockholder, or the securities firm may purchase shares from the selling stockholder as principal and then resell the shares from time to time. The fees earned by or paid to the securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, the securities firm may effect resales through other securities dealers, and customary commissions or concessions to these other dealers may be allowed. Sales of shares may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Sales of common stock may be made on the New York Stock Exchange or other exchange on which the shares are traded, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of these methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Securities Act. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act, and any commission earned by the securities firm may be deemed to be underwriting discounts or commissions under the Securities Act.

        In connection with resales, a prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the name of the selling stockholder, the participating securities firm, if any, the number of shares involved and other details of the resale to the extent appropriate.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed this prospectus as part of a registration statement on Form S-4 with the SEC. The registration statement contains exhibits and other information that are not contained in this prospectus. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the documents’ material terms. If you want a complete description of the content of the documents, you should obtain the documents by following the procedures described in the paragraph below.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. You may also read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC’s web site at www.sec.gov.

        The SEC allows us to “incorporate by reference” much of the information we file with them, which means that we can disclose important information to you by referring you directly to those publicly available documents. The information incorporated by reference is considered to be part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.

        We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering with this prospectus and, if applicable, until the selling stockholders sell all of the securities they are offering with this prospectus:

    Our Annual Report on Form 10-K for the year ended December 31, 2001;
    Our Current Reports on Form 8-K dated May 14, 2002, June 19, 2002, June 27, 2002, July 30, 2002, August 20, 2002, September 18, 2002, September 19, 2002, October 4, 2002, October 16, 2002 and October 29, 2002;
    Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002; and
    The description of our common stock contained in the amendment on Form 8 dated May 22, 1991 to our registration statement on Form 8-A and the description of our preferred stock purchase rights contained in the amendment on Form 8- A12B/A dated March 18, 1999 to our registration statement on Form 8-A.

        You may obtain free copies of any of these documents by writing or telephoning us at 21001 Van Born Road, Taylor, Michigan 48180, Attention: Samuel Cypert, Vice President, Investor Relations, (313) 274-7400 or by visiting our web site at www.masco.com. However, the information on our web site is not a part of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.   Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of Delaware empowers the Company to indemnify, subject to the standards therein prescribed, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving as such with respect to another corporation or other entity at the request of the Company. Article Fifteenth of the Company’s Restated Certificate of Incorporation provides that each person who was or is made a party to (or is threatened to be made a party to) or is otherwise involved in any action, suit or proceeding by reason of the fact that such person is or was a director, officer or employee of the Company shall be indemnified and held harmless by the Company to the fullest extent authorized by the General Corporation Law of Delaware against all expenses, liability and loss (including without limitation attorneys’ fees, judgments, fines and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith. The rights conferred by Article Fifteenth are contractual rights and include the right to be paid by the Company the expenses incurred in defending such action, suit or proceeding in advance of the final disposition thereof.

        Article Fourteenth of the Company’s Restated Certificate of Incorporation provides that the Company’s directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions, or (d) for transactions from which directors derive improper personal benefit.

        The Company’s directors and officers are covered by insurance policies indemnifying them against certain civil liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Securities Exchange Act of 1934), which might be incurred by them in such capacities.

Item 21.   Exhibits

        The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
Exhibit 3.1	Restated Certificate of Incorporation of Masco Corporation and amendments thereto. (1)
Exhibit 3.2	Bylaws of Masco Corporation, as amended. (2)
Exhibit 4.1	Rights Agreement dated as of December 6, 1995, between Masco Corporation and The Bank of New York, as Rights Agent, as amended by Amendment No. 1 dated as of September 23, 1998. (3)
Exhibit 5	Opinion of John R. Leekley. **
Exhibit 23.1	Consent of PricewaterhouseCoopers LLP relating to the financial statements and financial statement schedule of Masco Corporation. *
Exhibit 23.2	Consent of John R. Leekley, which is included as part of Exhibit 5.**
Exhibit 24	Powers of Attorney, which appear on the signature pages of this Registration Statement. **
_______________

(1)	Incorporated herein by reference to the exhibits filed with Masco Corporation’s Registration Statement on Form S-3 (File No. 333-73802) effective January 8, 2002.

(2)	Incorporated herein by reference to the exhibits filed with Masco Corporation’s Registration Statement on Form S-8 (File No. 333-75362) effective December 18, 2001.

(3)	Incorporated herein by reference to the exhibits filed with Masco Corporation’s Annual Report on Form 10-K for the year ended December 31, 2000.

*	Filed herewith
**	Filed previously

Item 22. Undertakings

     1.     The Company hereby undertakes:

      (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with the SEC by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            2.     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
3.    (1)   The Company hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Company undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

       (2)    The Company undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            4.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions referred to in Item 20 above, or otherwise (other than the insurance policies referred to in Item 20), the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

            5.     The Company hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

            6.     The Company hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment to registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Taylor, State of Michigan on the 11th day of December, 2002.

MASCO CORPORATION

By:	/s/ Timothy Wadhams

Timothy Wadhams, Vice President and Chief Financial Officer

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Principal Executive Officer
* Richard A. Manoogian	Chairman and Chief Executive Officer and Director	December 11, 2002

Principal Financial Officer and Principal Accounting Officer
/s/ Timothy Wadhams Timothy Wadhams	Vice President and Chief Finanical Officer	December 11, 2002

* Thomas G. Denomme	Director	December 11, 2002

* Peter A. Dow	Director	December 11, 2002

II-4

Signature	Title	Date

* Anthony F. Earley, Jr.	Director	December 11, 2002

* Verne G. Istock	Director	December 11, 2002

* Raymond F. Kennedy	President and Chief Operating Officer and Director	December 11, 2002

* Wayne B. Lyon	Director	December 11, 2002

* Mary Ann Van Lokeren	Director	December 11, 2002

/s/ Timothy Wadhams Timothy Wadhams, Attorney-in-fact		December 11, 2002
* Signed by power of attorney

Exhibit Number	Description
Exhibit 3.1	Restated Certificate of Incorporation of Masco Corporation and amendments thereto. (1)
Exhibit 3.2	Bylaws of Masco Corporation, as amended. (2)
Exhibit 4.1	Rights Agreement dated as of December 6, 1995, between Masco Corporation and The Bank of New York, as Rights Agent, as amended by Amendment No. 1 dated as of September 23, 1998. (3)
Exhibit 5	Opinion of John R. Leekley. **
Exhibit 23.1	Consent of PricewaterhouseCoopers LLP relating to the financial statements and financial statement schedule of Masco Corporation.*
Exhibit 23.2	Consent of John R. Leekley, which is included as part of Exhibit 5.**
Exhibit 24	Powers of Attorney, which appear on the signature pages of this Registration Statement. **
_______________
(1)	Incorporated herein by reference to the exhibits filed with Masco Corporation’s Registration Statement on Form S-3 (File No. 333-73802) effective January 8, 2002.

(2)	Incorporated herein by reference to the exhibits filed with Masco Corporation’s Registration Statement on Form S-8 (File No. 333-75362) effective December 18, 2001.

(3)	Incorporated herein by reference to the exhibits filed with Masco Corporation’s Annual Report on Form 10-K for the year ended December 31, 2000.

*	Filed herewith
**	Filed previously